UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): October 3, 2019

Hess Midstream Partners LP

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	No. 001-38050	No. 36-4777695
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number.)

1501 McKinney Street

Houston, Texas 77010

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (713) 496-4200

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	HESM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01. Entry into a Material Definitive Agreement.

Partnership Restructuring Agreement

On October 3, 2019, Hess Midstream Partners LP, a Delaware limited partnership (“HESM”), entered into a Partnership Restructuring Agreement (the “Restructuring Agreement”) with Hess Midstream Partners GP LP, a Delaware limited partnership and the general partner of HESM (“HESM GP LP”), Hess Midstream Partners GP LLC, a Delaware limited liability company and the general partner of HESM GP LP (“HESM GP LLC”), Hess Infrastructure Partners LP, a Delaware limited partnership (“HIP”), Hess Infrastructure Partners GP LLC, a Delaware limited liability company and the general partner of HIP (“HIP GP LLC”), Hess Midstream LP, a Delaware limited partnership that has elected to be taxed as a corporation for U.S. federal income tax purposes (“New HESM”), Hess Midstream GP LP, a Delaware limited partnership and the general partner of New HESM (“New HESM GP LP”), Hess Midstream GP LLC, a Delaware limited liability company and the general partner of New HESM GP LP (“New HESM GP LLC”), Hess Midstream New Ventures II, LLC, a Delaware limited liability company (“Merger Sub”), Hess Investments North Dakota LLC, a Delaware limited liability company (“HINDL”), GIP II Blue Holding Partnership, L.P., a Delaware limited partnership (“GIP”), and Hess Infrastructure Partners Holdings LLC, a Delaware limited liability company (“HIP Holdings”), which provides for the restructuring (the “Restructuring”) of HESM and its subsidiaries through a series of related transactions.

HIP, HESM and New HESM are currently controlled by HIP GP LLC. HIP is a joint venture between HINDL and GIP and currently owns an 80% noncontrolling economic interest in certain of HESM’s existing assets (the “Joint Interest Assets”), 100% of HIP’s produced water gathering and disposal business and 100% of HESM GP LP, which holds all of the incentive distribution rights (the “IDRs”) and the economic general partner interest (the “GP Interest”) in HESM, and HESM currently owns a 20% controlling interest in the Joint Interest Assets and 100% of the equity interests in Hess Mentor Storage Holdings LLC (“Mentor Storage”). HINDL and GIP collectively currently own, directly or indirectly, 100% of the equity interests in each of HIP GP LLC and HIP and an aggregate of 10,282,654 common units representing limited partner interests in HESM (“Common Units”) and 27,279,654 subordinated units representing limited partner interests in HESM (“Subordinated Units”).

Pursuant to the Restructuring Agreement and the transaction documents entered into or to be entered into in connection therewith, including an Agreement and Plan of Merger (the “Merger Agreement”), dated October 3, 2019, by and among HESM, HESM GP LP, New HESM, New HESM GP LP, HIP GP LLC and Merger Sub, at the closing of the transactions contemplated by the Restructuring Agreement, including the Merger (as defined below), among other things:

•	Merger Sub will merge with and into HESM (the “Merger”), with HESM surviving the Merger and New HESM acquiring control of HESM and replacing HESM as its publicly traded successor;

•

each Common Unit (other than any Common Units held by HINDL, GIP, HIP, HIP GP LLC and certain of their affiliates) shall convert (the “Public Unit Conversion”) into one Class A share representing a limited partner interest in New HESM (each, a “New HESM Class A Share”);

•

New HESM GP LP will purchase 266,416,928 Class B shares representing limited partner interests in New HESM (each, a “New HESM Class B Share”) for a cash amount equal to $0.0001 per New HESM Class B Share;

•

HINDL and GIP will contribute 100% of the limited partner interests in HIP to HESM and, in exchange, each of them will receive 114,876,309 Common Units and the right to receive certain cash distributions from HESM at Closing (as defined in the Merger Agreement);

•	HINDL and GIP will each contribute 448,999 Subordinated Units to HIP GP LLC, which will be ultimately transferred to New HESM;

•	HESM will continue as the operating company of New HESM;

•	each Common Unit and Subordinated Unit held by HINDL and GIP will be converted into one Class B unit representing a limited partner interest in HESM (“HESM Class B Units”); and

•	each Common Unit and Subordinated Unit held by New HESM will be converted into a Class A unit representing a limited partner interest in HESM (“HESM Class A Units”).

As a result of the Restructuring:

•	New HESM will directly hold a 6.32% controlling interest in HESM and HINDL and GIP will collectively hold a 93.68% economic interest in HESM;

•

the limited partners of HESM prior to the Restructuring, other than HINDL, GIP and their respective affiliates, will hold a 6.0% voting interest and a 95.0% economic interest in New HESM (which will represent an indirect 6.0% economic interest in HESM);

•	HINDL, GIP and their respective affiliates will hold a 94.0% voting interest and a 5.0% economic interest in New HESM (which will represent an indirect 0.32% economic interest in HESM);

•	HINDL and GIP will collectively own a 94.0% economic interest in HESM and will also have the right to receive a one-time aggregate cash distribution of approximately $549.3 million; and

•

HESM will own 100% of the equity interests in HIP and, directly or indirectly, 100% of the Joint Interest Assets, 100% of HIP’s produced water gathering and disposal business, 100% of the equity interests in HESM GP LP, which holds all of the IDRs and the GP Interest, and 100% of the equity interests in Mentor Storage.

The New HESM Class A Shares are expected to trade on the New York Stock Exchange (“NYSE”) under the symbol “HESM,” and New HESM has elected to be taxed as a corporation for U.S. federal income tax purposes.

The conflicts committee (the “HESM Conflicts Committee”) of the board of directors of HESM GP LLC (the “HESM Board”), comprising independent directors, unanimously determined that the Restructuring and the transactions contemplated thereby, including the Merger, are in the best interests of HESM and approved the Restructuring and the transactions contemplated thereby, including the Merger, and the execution, delivery and performance of the Restructuring Agreement and the Merger Agreement. Upon receipt of the recommendation of the HESM Conflicts Committee, the HESM Board unanimously determined that the Restructuring and the transactions contemplated thereby, including the Merger are in the best interests of HESM and approved the Restructuring and the transactions contemplated thereby, and the execution, delivery and performance of the Restructuring Agreement and the Merger Agreement.

The parties to the Restructuring Agreement have made customary representations, warranties and covenants in the Restructuring Agreement. Subject to certain exceptions, HIP, HIP Holdings and each of the subsidiaries of HIP (other than HESM and its subsidiaries) have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Restructuring Agreement and the consummation of the Restructuring. The parties have also agreed to use commercially reasonable efforts prior to the closing of the Restructuring to refinance all indebtedness issued by HIP pursuant to HIP’s existing credit agreement as reasonably requested by HESM. In addition, the Restructuring Agreement provides that, between the date of the Restructuring Agreement and the effective time of the Merger (the “Effective Time”), New HESM and HESM will coordinate regarding the declaration of any distributions or dividends in respect of Common Units and New HESM Class A Shares to provide that holders of Common Units do not receive, for any quarter, both distributions in respect of Common Units and dividends in respect of New HESM Class A Shares, but that they will receive for any such quarter either (i) a distribution in respect of Common Units or (ii) a dividend in respect of New HESM Class A Shares. In the event the closing of the Restructuring is expected to occur prior to the date on which HESM would customarily pay a cash distribution to the holders of Common Units in respect of the most recently ended fiscal quarter, HESM will then use commercially reasonable efforts to pay a cash distribution to its unitholders in respect of such most recently ended fiscal quarter prior to the closing of the Restructuring.

The consummation of the Restructuring is subject to certain customary mutual conditions, including (i) the absence of any governmental order or law prohibiting the Restructuring and the transactions contemplated thereby, (ii) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) to be filed by New HESM with respect to the registration of the New HESM Class A Shares, (iii) obtaining of any consent or approval of any governmental authority required to be obtained pursuant to applicable antitrust laws and all termination or expiration of waiting periods imposed by any governmental authority necessary for the consummation of the Restructuring and (iv) approval for the listing of the New HESM Class A Shares on the NYSE. The obligation of each party to consummate the Restructuring is also conditioned upon the parties’ compliance with its applicable pre-closing obligations under the Restructuring Agreement, the accuracy of the representations and warranties as of the date of the closing (subject to customary materiality qualifiers) and the delivery of closing certificates signed by authorized persons of HESM and HIP, as applicable.

The Restructuring Agreement contains certain termination rights that may be exercised by either HESM or HINDL and GIP, including in the event that (i) the parties agree by mutual written consent to terminate the Restructuring Agreement, (ii) any injunction or other order, decree, decision, determination or judgment permanently restraining, enjoining or otherwise prohibiting the consummation of Restructuring having become final and non-appealable, (iii) a breach of certain representations, warranties, covenants or agreements made by the other party, which breach or failure to perform is not curable or has not been cured by the earlier of March 31, 2020 and 45 days following receipt of notice by such other party of such breach or failure or (iv) the Restructuring is not consummated by March 31, 2020.

The foregoing description of the Restructuring Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Restructuring Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Agreement and Plan of Merger

In connection with the Restructuring and in order to effectuate the Merger and the Public Unit Conversion, on October 3, 2019, HESM, HESM GP LP, New HESM, New HESM GP LP, Merger Sub and HIP GP LLC entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, the applicable parties will effectuate the Merger and the Public Unit Conversion. Additionally, the limited liability company interests in Merger Sub issued and outstanding as of immediately prior to the Effective Time will be converted into 17,062,655 Common Units and New HESM will be admitted as a limited partner of HESM.

Additionally, as a result of the Merger, each Phantom Unit of HESM issued under HESM’s 2017 Long-Term Incentive Plan (each, a “HESM Phantom Unit”), whether vested or unvested, will cease to represent a phantom unit denominated in Common Units and will be converted into a phantom unit denominated in New HESM Class A Shares (each, a “New HESM Phantom Share”). The number of New HESM Class A Shares subject to each New HESM Phantom Share will be equal to the number of Common Units subject to such HESM Phantom Unit immediately prior to the Effective Time, and each New HESM Phantom Share shall otherwise have and be subject to the same terms and conditions, including distribution equivalent rights, if applicable, as applied to the corresponding HESM Phantom Unit as of immediately prior to the Effective Time.

The Merger Agreement will be terminated at any time prior to the Effective Time upon the termination of the Partnership Restructuring Agreement in accordance with its terms.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The description in Item 1.01 above of HESM’s agreement to issue Common Units to HINDL and GIP in connection with the Restructuring is incorporated into this Item 3.02 by reference, insofar as such information relates to the sale of unregistered equity securities. The sale and issuance of the HESM common units in connection with the Restructuring will be exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 7.01 Regulation FD Disclosure

On October 4, 2019, HESM issued a press release announcing the execution of the Restructuring Agreement and the Merger Agreement. Copies of the press release and related investor presentation are attached as Exhibit 99.1 and Exhibit 99.2 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

The information provided pursuant to this Item 7.01 is “furnished” and shall not be deemed to be “filed” with the Securities and Exchange Commission or incorporated by reference in any filing under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in any such filings.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of federal securities laws regarding HESM and New HESM. These forward-looking statements relate to, among other things, the proposed transaction between HESM and New HESM and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause HESM’s or New HESM’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction between HESM and New HESM on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to HINDL and GIP in connection with the transaction, and access to debt on commercially reasonable terms; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in HESM’s annual report on Form 10-K for the year ended December 31, 2018, and, if applicable, HESM’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by HESM with the Securities and Exchange Commission. HESM undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this filing except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.

Additional Information

In connection with the proposed transaction, a Registration Statement will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to HESM unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from HESM at its website, www.hessmidstream.com, or by contacting HESM’s Investor Relations at (212) 536-8244.

Item 9.01. Financial Statements and Exhibits.

(d)Exhibit

2.1*	Partnership Restructuring Agreement, dated as of October 3, 2019, by and among Hess Midstream Partners LP, Hess Midstream Partners GP LP, Hess Midstream Partners GP LLC, Hess Infrastructure Partners LP, Hess Infrastructure Partners GP LLC, Hess Midstream LP, Hess Midstream GP LP, Hess Midstream GP LLC, Hess Midstream New Ventures II, LLC, Hess Investments North Dakota LLC, GIP II Blue Holding Partnership, L.P., and Hess Infrastructure Partners Holdings LLC

2.2	Merger Agreement, dated as of October 3, 2019, by and among Hess Midstream Partners LP, Hess Midstream Partners GP LP, Hess Infrastructure Partners GP LLC, Hess Midstream LP, Hess Midstream GP LP, and Hess Midstream New Ventures II, LLC

99.1	Press release dated October 4, 2019

99.2

Investor presentation, dated October 4, 2019

*  Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Hess Midstream Partners LP hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 2019

HESS MIDSTREAM PARTNERS LP (Registrant)

By: HESS MIDSTREAM PARTNERS GP LP, its General Partner

By: HESS MIDSTREAM PARTNERS GP LLC, its General Partner

By	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer